Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Reporting Issuer
Cardiome Pharma Corp. (“Cardiome” or the “Corporation”) 6190 Agronomy Rd, Suite 405 Vancouver, BC V6T 1Z3

Item 2.	Date of Material Change
June 16, 2014

Item 3.	News Release
June 17, 2014 – Vancouver, Canada.

Item 4.	Summary of Material Change
Cardiome announced that at its 2014 annual and special meeting of shareholder, Mr. W. James O’Shea has been elected to its board of directors.

Item 5.	5.1 - Full Description of Material Change
See attached press release.

5.2 – Disclosure for Restructuring Transactions
Not applicable.

Item 6.	Reliance on subsection 7.1(2) of National Instrument 51-102
Not applicable.

Item 7.	Omitted Information
Not applicable.

Item 8.	Executive Officer
Jennifer Archibald, Chief Financial Officer Telephone: 604-677-6905.

Item 9.	Date of Report
This Material Change Report is dated June 17, 2014.

6190 Agronomy Road, Suite 405 Vancouver, B.C. V6T 1Z3	Tel: 604-677-6905 Fax: 604-677-6915

FOR IMMEDIATE RELEASE NASDAQ: CRME TSX: COM

CARDIOME PHARMA CORP. ANNOUNCES VOTING RESULTS

Vancouver, Canada, June 17, 2014 -- Cardiome Pharma Corp. (NASDAQ: CRME / TSX: COM) today announced the results of voting at its 2014 Annual General and Special Meeting of Shareholders held on June 16, 2014.

A total of 3,891,837 common shares were voted in connection with the meeting, representing approximately 23.56% of the issued and outstanding common shares of the company. Shareholders voted as follows:

Appointment of Auditor

By resolution passed by show of hands, KMPG LLP, Chartered Accountants, was appointed auditor of the company for the ensuing year.

Election of Directors

By resolution passed by ballot vote, the following six nominees proposed by management were elected as directors of Cardiome to hold office until the next annual meeting of Shareholders or until their successors are elected or appointed:

Nominee	Votes For	% Votes For	Votes Withheld	% Votes Withheld
Robert W. Rieder	3,776,986	99.81%	7,321	0.19%
Peter W. Roberts	3,777,322	99.82%	6,985	0.18%
Harold H. Shlevin	3,777,322	99.82%	6,985	0.18%
Richard M. Glickman	3,777,319	99.82%	6,988	0.18%
William L. Hunter	3,777,122	99.81%	7,185	0.19%
W. James O’Shea	155,250	100.00%	0	0.00%
(1)	W. James O’Shea was identified as a nominee after the date of the Company’s information circular and therefore, only shareholders present at the meeting were eligible to vote in respect of W. James O’Shea’s nomination as a director.

Renewal of Stock Option Plan

By resolution passed by show of hands, amendments to the Company’s Stock Option Plan was ratified, confirmed and approved, and the Stock Option Plan was re-approved and all unallocated options under the Stock Option Plan were approved, and the Company was granted the ability to continue granting options under the Stock Option Plan until June 16, 2017.

Adoption of RSU Plan

By resolution passed by ballot vote, the Company’s Restricted Share Unit Plan was ratified, confirmed and approved and all unallocated Restricted Share Units under the Restricted Share Unit Plan were approved, and the Company was granted the ability to continue granting options under the Restricted Share Unit Plan until June 16, 2017.

Votes For	% Votes For	Votes Against	% Votes Against
3,474,360	91.80%	310,498	8.20%

About Cardiome Pharma Corp.

Cardiome Pharma Corp. is a specialty pharmaceutical company dedicated to the development and commercialization of cardiovascular therapies that will improve the quality of life and health of patients suffering from heart disease. Cardiome has two marketed, in-hospital, cardiology products, BRINAVESS™ (vernakalant IV), approved in Europe and other territories for the rapid conversion of recent onset atrial fibrillation to sinus rhythm in adults, and AGGRASTAT® (tirofiban HCl) a reversible GP IIb/IIIa inhibitor indicated for use in Acute Coronary Syndrome patients.

Cardiome is traded on the NASDAQ Capital Market (CRME) and the Toronto Stock Exchange (COM). For more information, please visit our web site at www.cardiome.com.

Forward-Looking Statement Disclaimer
Certain statements in this news release contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 or forward-looking information under applicable Canadian securities legislation that may not be based on historical fact, including without limitation statements containing the words “believe”, “may”, “plan”, “will”, “estimate”, “continue”, “anticipate”, “intend”, “expect” and similar expressions. Forward- looking statements may involve, but are not limited to, comments with respect to our objectives and priorities for the remainder of 2014 and beyond, our strategies or future actions, our targets, expectations for our financial condition and the results of, or outlook for, our operations, research and development and product and drug development. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Many such known risks, uncertainties and other factors are taken into account as part of our assumptions underlying these forward-looking statements and include, among others, the following: general economic and business conditions in the United States, Canada, Europe, and the other regions in which we operate; market demand; technological changes that could impact our existing products or our ability to develop and commercialize future products; competition; existing governmental legislation and regulations and changes in, or the failure to comply with, governmental legislation and regulations; availability of financial reimbursement coverage from governmental and third-party payers for products and related treatments; adverse results or unexpected delays in pre-clinical and clinical product development processes; adverse findings related to the safety and/or efficacy of our products or products; decisions, and the timing of decisions, made by health regulatory agencies regarding approval of our technology and products; the requirement for substantial funding to expand commercialization activities; and any other factors that may affect our performance. In addition, our business is subject to certain operating risks that may cause any results expressed or implied by the forward-looking statements in this presentation to differ materially from our actual results. These operating risks include: our ability to attract and retain qualified personnel; our ability to successfully complete pre-clinical and clinical development of our products; changes in our business strategy or development plans; intellectual property matters, including the unenforceability or loss of patent protection resulting from third-party challenges to our patents; market acceptance of our technology and products; our ability to successfully manufacture, market and sell our products; the availability of capital to finance our activities; and any other factors described in detail in our filings with the Securities and Exchange Commission available at www.sec.gov and the Canadian securities regulatory authorities at www.sedar.com. Given these risks, uncertainties and factors, you are cautioned not to place undue reliance on such forward-looking statements and information, which are qualified in their entirety by this cautionary statement. All forward-looking statements and information made herein are based on our current expectations and we undertake no obligation to revise or update such forward-looking statements and information to reflect subsequent events or circumstances, except as required by law.

For Further Information:
Cardiome Investor Relations
(604) 676-6993 or Toll Free: 1-800-330-9928
Email: ir@cardiome.com

###